February 21, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 6010

RE:	United Fire & Casualty Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 1, 2006
File Number: 002-39621

FILED VIA EDGAR AND FACSIMILE TRANSMISSION

Dear Mr. Rosenberg:

This letter is being submitted on behalf of United Fire & Casualty Company (the “Company”) in response to the comments you provided to us via telephone on February 16, 2007, with respect to the above referenced filing. To address the comments received, we have revised our original responses to your comment letter dated December 22, 2006 as necessary. All revisions have been put in italics. All information within boxes is for SEC informational purposes only – this is not new or additional disclosure.

Critical Accounting Policies, page 30

Deferred Policy Acquisition Costs – Property and Casualty Insurance Segment and Life Insurance Segment, page 31

2.

Please provide to us in disclosure type format the dollar impact that changes in these estimates have had in the periods presented. Quantify preferably in tabular form the sensitivity of these estimates to reasonably likely changes in the critical assumptions.

Management’s Response:

The Company proposes including the following disclosure in future Form 10-K Annual Report filings:

Deferred Policy Acquisition Costs – Property and Casualty Insurance Segment

We record an asset for deferred policy acquisition costs, such as commissions, premium taxes, and other variable costs incurred in connection with the writing of our property and casualty lines of business. As of December 31, 2005, we have $52.8 million in deferred policy acquisition costs, compared with $47.3 million at December 31, 2004. This asset is amortized

Jim B. Rosenberg

Securities and Exchange Commission

February 21, 2007

over the life of the policies written. We assess the recoverability of deferred policy acquisition costs on a quarterly basis. This assessment is performed by comparing recorded unearned premium to the sum of unamortized deferred policy acquisition costs and estimates of expected losses and loss settlement expenses. If the sum of these costs exceeds the amount of recorded unearned premium, the excess is recognized as an offset against the asset established for deferred policy acquisition costs. This offset is referred to as a premium deficiency reserve. If the amount of the premium deficiency is greater than the calculated deferred policy acquisition cost asset, a liability will be recorded for the excess.

To calculate the premium deficiency reserve, we estimate expected losses and loss settlement expenses by using a loss and loss settlement expense ratio that we assume will approximate that of the recent past. This is the only assumption we utilize to calculate the premium deficiency reserve. Changes in this assumption can have a significant impact on the amount of premium deficiency reserve established. We do not consider anticipated investment income in determining the recoverability of these costs. The following table illustrates the hypothetical impact on the premium deficiency reserve recorded at December 31, 2005 of reasonably likely changes in the assumed loss and loss settlement expense ratio utilized to calculate the reserve. The entire impact of these changes would be recognized through income as amortization expense. The base amount indicated below is the actual premium deficiency reserve recorded as of December 31, 2005.

Sensitivity Analysis - Impact of Changes in Expected Loss and Loss Settlement Expense Ratios
(Dollars in Thousands)	-10%	-5%	Base	+5%	+10%
Estimated premium deficiency	$3,064	$5,183	$7,303	$9,423	$11,542

Actual future results could differ materially from our current estimates, requiring adjustments to the recorded deferred policy acquisition cost asset. Such adjustments are recorded through income in the period the adjustments are identified. The changes in the estimated recoverability of our deferred policy acquisition costs resulted in increases in our recorded deferred policy acquisition costs asset of $4.8 million and $2.0 million during 2005 and 2004, respectively. These increases are primarily attributable to improvement in our underwriting experience over the recent past, as well as the impact that the increased volume of premiums written had on our deferrable expenses.

Because we report our premium deficiency reserve as an offset to our recorded DAC balance, the $4.8 million decrease in our premium deficiency reserve experienced during 2005 led to comparable increases in our recorded DAC asset over the year. Due to the immaterial nature of our premium deficiency, we do not break it out as a separate liability, as instructed by FAS 60. We would only report a premium deficiency reserve liability if the aggregate premium deficiency reserve exceeded the calculated DAC asset.

Jim B. Rosenberg

Securities and Exchange Commission

February 21, 2007

Deferred Policy Acquisition Costs – Life Insurance Segment

We record a deferred asset for our life insurance segment’s policy acquisition costs. At December 31, 2005, we had $65.6 million in deferred policy acquisition costs related to our life insurance segment, compared to $41.9 million at December 31, 2004. Substantially the entire asset relates to our universal life and annuity contracts (non-traditional business).

We defer and amortize policy acquisition costs, with interest, on traditional life insurance policies, over the anticipated premium-paying period of the applicable policies in relation to anticipated premium income on those policies.

We also defer and amortize policy acquisition costs related to non-traditional business; we amortize these policy acquisition costs in proportion to the present value of estimated expected gross profits from investment, mortality and expense margins and surrender charges. We periodically review these estimates of expected profitability and evaluate the recoverability of the deferred acquisition cost asset. When appropriate, we revise our assumptions on the estimated gross profits of these contracts, and we re-estimate and adjust accumulated amortization for our books of business by a cumulative charge or credit to income. The primary assumptions utilized when estimating future profitability relate to interest rate spread, mortality experience, and policy lapse experience. The table below illustrates the impact that a reasonably likely change in our assumptions used to estimate gross profit would have on the deferred policy acquisition cost asset for our non-traditional business recorded as of December 31, 2005. The entire impact of a reasonably likely change illustrated would be recognized through income as amortization expense.

Sensitivity Analysis – Impact of Changes in Assumptions Used to Estimate Gross Profit
(Dollars in Thousands)	-10%	Base	+10%
Deferred policy acquisition cost asset	$56,639	$65,300	$73,157

A material adverse deviation in certain critical assumptions, including surrender rates, mortality experience or investment performance, would negatively affect our reported deferred policy acquisition cost asset, earnings and stockholders’ equity.

The deferred policy acquisition costs in connection with our non-traditional business are adjusted with respect to estimated gross profits as a result of changes in the net unrealized gains or losses on available-for-sale fixed maturity and equity securities allocated to support the block of fixed annuities and universal life policies. That is, because we carry fixed maturity and equity securities available-for-sale at aggregate fair value, we make an adjustment to deferred policy acquisition costs equal to the change in amortization that would have been recorded if we had sold such securities at their stated aggregate fair value and reinvested the proceeds at current yields. We include the change in this adjustment, net of tax, with the change in net unrealized gains and losses on available-for-sale fixed maturity securities and equity securities that we credit or charge directly to comprehensive income.

Jim B. Rosenberg

Securities and Exchange Commission

February 21, 2007

This adjustment offset deferred policy acquisition costs by $13.3 million at December 31, 2005, compared with $41.0 million at December 31, 2004.

Loss and Loss Settlement Expenses – Property and Casualty Insurance Segment, page 32

3.

We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.	Please describe in greater detail the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:
1.	Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
2.	Identifies the unique development characteristics of each material short-tail and long-tail line of business.
3.

Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

4.	Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

Management’s Response:

The Company proposes including the following additional disclosure in future Form 10-K Annual Report filings:

Our loss reserves include amounts related to both short-tail and long-tail lines of business. “Tail” refers to the time period between the occurrence of a loss and the settlement of the claim. A short-tail insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a long-tail insurance product are sometimes not known and settled for many years. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary

Jim B. Rosenberg

Securities and Exchange Commission

February 21, 2007

from the reserves established when a claim is made. Accordingly, long-tail insurance products can have significant implications on the reserving process.

For each of our lines of business, with respect to reported claims, we establish reserves on a case-by-case basis. Our experienced claims personnel estimate these case-based reserves using adjusting guidelines established by the company. Our goal is to set the case-based reserves at the ultimate expected loss amount as soon as possible after information about the claim becomes available. For short-tail lines of business, the estimation of case-basis loss reserves is less complex than for long-tail lines because claims are generally reported and settled shortly after the loss occurs and because the claims relate to tangible property. Because of the relatively short time from claim to settlement, actual losses typically do not vary greatly from reserve estimates for short-tail lines of business.

Our short-tail lines include fire and allied lines, homeowners, commercial property, inland marine and surety. The amounts of the case-based reserves that we establish for claims in these lines depend upon various factors, such as individual claim facts (including type of coverage and severity of loss), company historical loss experience, and trends in general economic conditions (including changes in replacement costs, medical costs and inflation).

Our long-tail lines of business include workers’ compensation and general liability. Product lines such as personal and commercial auto and commercial multi-peril include some long-tail coverages and some short-tail coverages. For many liability claims, significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss to us, and the settlement of the claim. As a result, loss experience in the more recent accident years for the long-tail liability classes has limited statistical credibility in our reserving process because a relatively small proportion of losses in these accident years are reported claims and an even smaller proportion are paid losses. In addition, long-tail liability claims are more susceptible to litigation and can be significantly affected by changing contract interpretations and the legal environment. Consequently, the estimation of loss reserves for long-tail classes is more complex and subject to a higher degree of variability than for short-tail classes.

The amounts of the case-based reserves that we establish for claims in these long-tail lines depends upon various factors, including individual claim facts (including type of coverage, severity of loss and underlying policy limits), company historical loss experience, legislative enactments, judicial decisions, legal developments in the awarding of damages, changes in political attitudes, and trends in general economic conditions, including inflation. As with the short-tail lines of business, we review and make changes to long-tail reserves based on continually evolving facts as they become available to us during the claims settlement process. Our adjustments to case reserves are reflected in the financial statements in the period that new information arises about the claim. Examples of facts that become known that could cause us to change our case-based reserves include, but are not limited to: evidence that loss severity is different than previously assessed, new claimants who have presented claims and the assessment that no coverage exists.

Jim B. Rosenberg

Securities and Exchange Commission

February 21, 2007

For both our short-tail and long-tail lines of business, we establish our reserves for IBNR development by applying a factor to our current pool of in-force premium. This factor has been developed through a historical analysis of what level of IBNR should be established to achieve an adequate IBNR reserve relative to our existing loss exposure base. Unique circumstances or trends which are evident as of the end of a given period may require us to refine our IBNR reserve calculation. As of December 31, 2005 we refined our IBNR reserve calculation to consider the impact of Hurricane Katrina. This revision is discussed below. This methodology for establishing our IBNR reserve has consistently resulted in aggregate reserve levels that management believes are reasonable in comparison to the reserve estimates prepared by Regnier Consulting Group.

For our short-tail lines of business, IBNR constitutes a small portion of the overall reserves. This is because claims are generally reported and settled shortly after the loss occurs.

In our long-tail lines of business, IBNR constitutes a relatively higher proportion of total reserves, because, for many liability claims, significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss to us, and the settlement of the claim. This is due to the large number of factors that impact reserves, such as individual claim facts (such as type of coverage, severity), company historical loss experience, and trends in general economic conditions, including changes in replacement and medical costs and inflation. In addition, experience in more recent accident years in long-tail casualty lines provides limited statistical credibility in our reserving process because a relatively small proportion of losses in these accident years are reported claims and an even smaller proportion are paid losses.

Due to the continued development of Hurricane Katrina losses in the fourth quarter of 2005, management felt it prudent to increase IBNR losses related to this catastrophe by approximately $12.0 million as of December 31, 2005. To determine an appropriate level of IBNR related to Hurricane Katrina, we performed an analysis of the hurricane claims reported to date and estimated values of properties in the affected areas. Management believes that our total reserves established for Hurricane Katrina are adequate. However, estimating losses following a major catastrophe is an inherently uncertain process, which was made more difficult by the unprecedented nature of this event, including the legal and regulatory uncertainty, difficulty in accessing portions of the affected areas, the complexity of factors contributing to the losses, delays in claim reporting, aggravating circumstances of Hurricane Rita and a slower pace of recovery resulting from the extent of damage sustained in the affected areas. If the reserves that we have established for Hurricane Katrina prove to be inadequate, this could have a material impact on our reported results, financial position and liquidity.

Loss settlement expense reserves include amounts ultimately allocable to individual claims, as well as amounts required for the general overhead of the claims handling operation that are not specifically allocable to individual claims. We do not establish loss settlement expense reserves for each individual claim. Instead, we look at the ratio of loss

Jim B. Rosenberg

Securities and Exchange Commission

February 21, 2007

settlement expenses paid to losses paid over the most recent three-year period, by line. We use these factors and apply them to open reserves, including IBNR reserves. We develop these factors annually, each December, and use them throughout the year, unless development patterns or emerging trends warrant adjustments to the factors.

Generally, the loss settlement expense reserves for long-tail lines are a significant portion of the overall reserves, as there can be substantial legal fees and other costs associated with the complex liability claims that are associated with long-tail claims. Because short-tail lines settle much more quickly and the costs are easier to determine, loss settlement expense reserves for short-tail claims constitute a smaller portion of the over all reserves.

The establishment of appropriate loss and loss settlement expense reserves is an inherently uncertain process and there can be no certainty that current established reserves will prove adequate in light of subsequent actual experience. The loss reserving process is premised upon key assumptions, as discussed on the following pages. Because the assumptions are not mutually exclusive, management does not prepare sensitivity analysis based upon individual key assumptions. Rather, we, review sensitivity on an aggregate basis. A significant change to the estimated reserves could have a material impact to our results of operations or financial position. An increase or decrease in reserve estimates would result in a corresponding decrease or increase in financial results. The following table details the pre-tax impact on our property and casualty segment’s financial results, financial condition and liquidity of reasonably likely changes in our reserving assumptions. Our lines of business that have historically been most susceptible to significant volatility in reserve development have been broken out separately and utilize hypothetical changes in assumption of five percent and ten percent. Our other, less volatile, lines have been aggregated and utilize hypothetical changes in assumption of three percent and five percent.

(Dollars in Thousands) Percentage change in assumptions	-10%	-5%	+5%	+10%
Impact on Loss and Loss Settlement Expenses:
Other liability	$(17,446)	$(8,723)	$8.723	$17,446
Workers’ compensation	(9,304)	(4,652)	4,652	9,304
Automobile	(7,967)	(3,984)	3,984	7,967

Percentage change in assumptions	-5%	-3%	+3%	+5%
Impact on Loss and Loss Settlement Expenses:
All other lines	(13,646)	(8,188)	8,188	13,646

b.	Describe management’s policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.
1.

If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an

Jim B. Rosenberg

Securities and Exchange Commission

February 21, 2007

incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2.

When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

Management’s Response:

The Company proposes including the following disclosure in future Form 10-K Annual Report filings:

It is management’s policy to utilize staff adjusters to develop the Company’s estimate of case-basis loss reserves. Reserves for IBNR and loss settlement expenses are established through a formula that utilizes pertinent, recent company history. The calculations are supplemented with knowledge of current trends and events that could result in adjustments to the level of IBNR and loss settlement expense reserves. Management annually compares by line of business the Company’s estimate of total loss reserves to point estimates prepared by Regnier Consulting Group to ensure that the Company’s estimates are within the actuary’s acceptable range. Regnier Consulting Group performs an extensive review of loss and loss settlement expense reserves at year end using generally accepted actuarial guidelines to ensure that the recorded loss reserves appear reasonable. If the carried reserves are deemed unreasonable, we would adjust reserves. In 2006 and 2005, after considering the actuary’s point estimates, management believed that carried reserves were reasonable, and therefore did not make adjustments to reserves.

We confirm that if, in the future, management materially adjusts reserves based upon an actuarial review, we will include the amount of, and a discussion of, the adjustment in the Management’s Discussion and Analysis.

c.

It appears that you have significantly revised your provision for losses of insured events of prior years. For instance you discuss on page 20 the “additional information” that you obtained related to the individual claims. Please provide the following to explain the reasons for your change in estimate for these claims as well as any material adjustments made to any specific reserves by line of business:

1.

Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

2.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Management’s Response:

Jim B. Rosenberg

Securities and Exchange Commission

February 21, 2007

The Company proposes including the following disclosure in future Form 10-K Annual Report filings:

There is inherent uncertainty in estimating loss reserves for certain types of property and casualty insurance lines, particularly other liability and workers’ compensation lines, where a longer period of time may elapse between the occurrence of an event that gives rise to a claim and when the Company can make a definitive determination of ultimate liability and losses. Claims on these liability lines of business are subject to substantial loss development over time as facts and circumstances change in the years following issuance of the policy.

With respect to reported liability claims, we establish reserves on a case-by-case basis. Our experienced claims personnel estimate these case-basis reserves using established adjusting guidelines. Our goal is to set case-based reserves at the ultimate expected loss amount as soon as possible after we have sufficient information about a claim.

Case-based reserve amounts that we establish for specific known loss occurrences depend upon various factors, such as individual claim facts (type of coverage, severity, underlying policy limits), company historical loss experience, legislative enactments, judicial decisions, legal developments in the awarding of damages, changes in political attitudes, and trends in general economic conditions, including inflation. We establish reserves that are appropriate and reasonable, but we assume a pessimistic view of potential outcomes. We also initially establish reserves for some claims where, after reviewing the facts, we may determine there is no coverage.

For both our short-tail and long-tail lines of business, we establish our reserves for IBNR development by applying a factor to our current pool of in-force premium. This factor has been developed through a historical analysis of what level of IBNR should be established to achieve an adequate IBNR reserve relative to our existing loss exposure base. Unique circumstances or trends which are evident as of the end of a given period may require us to make adjustments to our IBNR reserve calculation. This methodology for establishing our IBNR reserve has consistently resulted in aggregate reserve levels that management believes are reasonable in comparison to the reserve estimates prepared by Regnier Consulting Group.

During 2005 we experienced a $77.5 million redundancy on our loss and loss settlement expense reserves established as of December 31, 2004. This savings was attributable primarily to our liability lines of business. Approximately $36.0 million of the redundancy is attributable to changes in our case-based loss reserves due to additional information received during 2005 related to the reserves we had established. Such information includes facts that reveal we have no coverage obligation for a particular claim, changes in applicable laws that reduce our liability or coverage exposure on a particular claim, facts that implicate other parties as being liable on a particular claim, and favorable court rulings that decrease the likelihood that we would be liable for a particular claim. Approximately $15.0 million of the redundancy is

Jim B. Rosenberg

Securities and Exchange Commission

February 21, 2007

attributable to IBNR loss development at levels significantly less than the levels reserved for at December 31, 2004. We do not believe that we can anticipate fluctuations in IBNR development, and, therefore, it is necessary to recognize the financial statement impact of such fluctuations in the period in which they occur. Approximately $7.0 million of the redundancy is attributable to salvage and subrogation collected during 2005 related to claims incurred in prior years.

The remainder of the redundancy is attributable to favorable development on our loss settlement expense reserves, which was driven by the favorable development experienced on our loss reserves. We do not establish loss settlement expense reserves for each individual liability claim. Instead, we look on a line-by-line basis at the relationship of losses paid to loss expenses paid over the most recent three-year period. We apply that factor to open loss reserves, including IBNR reserves. Because the reserve for loss settlement expenses is a function of loss reserves, it will vary and fluctuate with case-basis and IBNR reserve levels.

d.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
1.

For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2.

Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

The Company proposes including the following disclosure in future Form 10-K Annual Report filings:

Management’s Response:

In establishing an estimate of loss and loss settlement reserves, management uses a number of key assumptions. They are as follows:

•	To our knowledge, there are no new latent trends that would impact our case-basis reserves;
•	Our case-basis reserves reflect the most up-to-date information about the unique circumstances of each claim;
•	No new judicial decisions or regulatory actions will increase our case-basis obligations;
•	Our historical patterns of IBNR frequency and severity, without considering unusual events, are consistent and will continue to be consistent; and
•	The company’s historical ratio of loss settlement expenses (“LAE”) paid to losses paid is consistent and will continue to be consistent.

Jim B. Rosenberg

Securities and Exchange Commission

February 21, 2007

In 2005, we did not change our key assumptions. In estimating our 2005 loss and loss settlement expense reserves, we did not anticipate future events or conditions that were inconsistent with past development patterns.

Many insurance companies estimate what their aggregate reserve levels should be utilizing historical patterns and statistical techniques. This reserving method is referred to as bulk reserving and the resulting reserve level is highly dependent upon the series of assumptions utilized within the reserve calculation. Due to the size of our company, our recorded reserve for reported losses is an aggregation of individual case-basis reserves which have been established based upon the known facts and circumstances unique to each respective claim. Our carried reserve for reported losses is therefore not subject to the extensive use of assumptions that are required to generate a bulk reserve. However, we do rely heavily upon assumptions when establishing reserves for IBNR and LAE. These assumptions are laid out above.

e.

In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Management’s Response:

Due to the inherent uncertainty in the loss reserving process, management believes that there is a reasonable chance that the key assumptions listed above could individually, or in aggregate, be misstated either above or below the actual amount that will eventually settle.

Changes in the key assumptions utilized to generate our IBNR reserves and loss settlement expense reserves can result in a quantifiable impact on our reported results. The tables below illustrate how reasonably likely changes in these key assumptions could impact our pre-tax reported results, financial position, and liquidity. We believe the changes presented are reasonably likely based upon an analysis of our historical IBNR and LAE experience.

(Dollars in Thousands)
Change in IBNR frequency/severity assumptions	-10%	-5%	+5%	+10%
Impact due to change in frequency assumption:	$(8,765)	$(4,383)	$4,383	$8,765
Impact due to change in severity assumption:	(8,765)	(4,383)	4,383	8,765

(Dollars in Thousands)
Change in LAE reserving assumption	-2%	-1%	+1%	+2%
Impact due to change in LAE reserving assumption:	$(12,402)	$(6,201)	$6,201	$12,402

We cannot quantify individual changes in our key assumptions related to our case-basis reserves because the impact of the changes would be unique to each specific case-basis

Jim B. Rosenberg

Securities and Exchange Commission

February 21, 2007

reserve established. However, based on historical experience we believe that aggregate case-basis reserve volatility levels of five percent and ten percent can be attributed to the assumptions utilized to establish our case-basis reserves. The table below details the impact of this reserve volatility on our pre-tax reported results, financial position and liquidity.

(Dollars in Thousands)
Case-basis reserve volatility	-10%	-5%	+5%	+10%
Impact on reported case-basis reserves	(41,815)	(20,908)	20,908	41,815

f.

We note that your discussion here as well as in other portions of the document makes references to the use of an “independent actuarial firm” in connection with your reserve balances. Please provide us with the name of the firm. Please confirm that if you reference an independent actuarial consulting firm in future filings that you will name the firm within the document.

Management’s Response:

During 2005 and 2006, the Company engaged the services of Regnier Consulting Group, Inc. as its “independent actuarial firm” for the property and casualty insurance segment. We anticipate that this engagement will continue in 2007. The Company confirms that if it references an independent actuarial firm in future filings, it will name the firm within the document.

In connection with the management’s responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions and/or need additional information please contact me at (319) 399-5723 or Tyler Fell, Controller, at (319) 286-2533.

Sincerely,

UNITED FIRE & CASUALTY COMPANY

/s/ Dianne M. Lyons

Dianne M. Lyons

Vice President and Chief Financial Officer